SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

RAMCO ENERGY PLC
_____________________________________________________________
(Name of Issuer)

ADSs representing Ordinary Shares
_____________________________________________________________
(Title of Class of Securities)

75144Q101
_____________________________________________________________
(CUSIP Number)

December 31, 1999
_____________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75144Q1011	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen E. Remp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,293,401
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,293,401
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,293,401
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.69%
12		TYPE OF REPORTING PERSON* IN

SCHEDULE 13G
Item 1(a)	Name of Issuer:
Ramco Energy plc
Item 1(b)	Address of Issuer's Principal Executive Offices:
4 Rubislaw Place, Aberdeen, AB10 1XN, United Kingdom
Item 2(a)	Name of Person Filing:
Stephen E. Remp
Item 2(b)	Address of Principal Business Office:
4 Rubislaw Place, Aberdeen, AB10 1XN, United Kingdom
Item 2(c)	Citizenship:
United Kingdom
Item 2(d)	Title of Class of Securities:
10p Ordinary Shares
Item 2(e)	CUSIP Number:
75144Q101
Item 3	If this statement is filed pursuant to Rules 13d-1(b), or13d-2(b), check whether the person filing is a:
	(a)( )	Broker or Dealer registered under Section 15 of the Act
	(b)( )	Bank as defined in Section 3(a)(6) of the Act
	(c)( )	Insurance Company as defined in Section 3(a)(19) of the Act
	(d)( )	Investment Company registered under Section 8 of the Investment Company Act
	(e)( )	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
	(f)( )	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (Section 240.13d-1(b)(1)(ii)(F)
	(g)( )	Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)
	(h)( )	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)
Item 4	Ownership

If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount beneficially owned: 3,293,401
	(b)	Percent of class: 12.69%
	(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote: 3,293,401
	(ii)	shared power to vote or to direct the vote: N/A
	(iii)	sole power to dispose or to direct the disposition of: 3,293,401
	(iv)	shared power to dispose or to direct the disposition of: N/A
Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (  ).

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
N/A
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
N/A
Item 8	Identification and Classification of Members of the Group:
N/A
Item 9	Notice of Dissolution of Group:
N/A
Item 10	Certification:
N/A

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:   February 22, 2000

By:	/s/ Stephen E. Remp Stephen E. Remp